SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 40-F

☒           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended__________________     Commission File Number   ___________________________

Loncor Resources Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1 First Canadian Place
100 King Street West
Suite 7070, P.O. Box 419
Toronto, Ontario M5X 1E3
Canada
(416) 366-2221
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	None

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form                                                      ☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes     ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐  Yes     ☐  No

Explanatory Note

This Amendment No. 1 to the Registration Statement on Form 40-F of Loncor Resources Inc.. (the “Registrant”) is being filed to include the audited and revised reconciliation (see Note a) to United States Generally Accepted Accounting Principles together with the auditor's report thereon for the years ended December 31, 2009 and 2008 and to include the consent of the auditors for inclusion of their report.  The reconciliation was revised for the reversal of the future income taxes on acquisition of the properties in 2008 (Note c) and revised for the deficit accumulated during the exploration stage for the reversal of the fair value increment and the future income taxes (Note d).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LONCOR RESOURCES INC.

/s/ Donat K. Madilo

Donat K. Madilo
Chief Financial Officer

Date: April 12, 2011

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

Annual Information

99.1*	Consolidated Financial Statements for the years ended December 31, 2009 and 2008
99.2*	Management’s Discussion and Analysis for the year ended December 31, 2009
99.3	Supplementary Note to Item 18 - Reconciliation to United States Generally Accepted Accounting Principles for the years ending December 31, 2009 and 2008

Quarterly Information

99.4*	Interim Consolidated Financial Statements for the period ended September 30, 2010
99.5*	Management’s Discussion and Analysis for the nine months ended September 30, 2010
99.6*	Interim Consolidated Financial Statements for the period ended June 30, 2010
99.7*	Management’s Discussion and Analysis for the six months ended June 30, 2010
99.8*	Interim Consolidated Financial Statements for the period ended March 31, 2010
99.9*	Management’s Discussion and Analysis for the three months ended March 31, 2010

Shareholder Meeting Materials

99.10*	Form of Proxy for Annual and Special Meeting of Shareholders held on June 18, 2010
99.11*	Management Information Circular dated May 18, 2010 in connection with the Annual and Special Meeting of Shareholders held on June 18, 2010
99.12*	Notice of Annual and Special Meeting of Shareholders held on June 18, 2010

Press Releases

99.13*	News Release dated March 29, 2011
99.14*	News Release dated March 16, 2011
99.15*	News Release dated March 1, 2011
99.16*	News Release dated February 1, 2011
99.77*	News Release dated January 28, 2011
99.18*	News Release dated January 13, 2011
99.19*	News Release dated January 11, 2011
99.20*	News Release dated January 6, 2011
99.21*	News Release dated December 21, 2010
99.22*	News Release dated December 15, 2010
99.23*	News Release dated December 10, 2010
99.24*	News Release dated November 29, 2010
99.25*	News Release dated September 14, 2010
99.26*	News Release dated June 30, 2010
99.27*	News Release dated June 3, 2010
99.28*	News Release dated April 23, 2010

Exhibit	Description

99.29*	News Release dated March 30, 2010
99.30*	News Release dated March 11, 2010
99.31*	News Release dated February 18, 2010
99.32*	News Release dated February 9, 2010
99.33*	News Release dated January 11, 2010

Material Change and Business Acquisition Reports

99.34*	Material Change Report dated January 21, 2011
99.35*	Material Change Report dated January 14, 2011
99.36*	Material Change Report dated December 17, 2010
99.37*	Material Change Report dated May 3, 2010
99.38*	Material Change Report dated February 23, 2010
99.39*	Material Change Report dated February 17, 2010
99.40*	Material Change Report dated January 20, 2010

Other Material Documents

99.41*	By-law of Loncor Resources Inc.

Consents

99.42*	Consent of Peter Cowley
99.43*	Consent of Fabrice G. Matheys
99.44*	Consent of Dr. Howard Fall
99.45	Consent of BDO Canada LLP

*Previously filed